UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42597

Webull Corporation

200 Carillon Parkway
St. Petersburg, Florida 33716

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Completion of Incentive Warrant Redemption

On June 30, 2025, Webull Corporation (the “Company”) redeemed all of its outstanding incentive warrants (the “Incentive Warrants”) to purchase shares of the Company’s Class A ordinary shares, par value $0.00001 per share (the “Ordinary Shares”), at an exercise of $10.00 per share. Prior to the redemption, a total of 20,453,945 Incentive Warrants were exercised, resulting in aggregate gross proceeds to the Company of $204.5 million. The remaining 459,144 Incentive Warrants that were not exercised on or prior to June 30, 2025 were redeemed at $0.01 per warrant. As of July 1, 2025, no Incentive Warrants remain issued or outstanding.

Entry into a Standby Equity Purchase Agreement

On July 1, 2025 (the “Effective Date”), the Company, entered into a standby equity purchase agreement (the “Purchase Agreement”) with YA II PN, Ltd. (“Yorkville”), pursuant to which the Company shall have the right, but not the obligation, to issue to Yorkville, and Yorkville shall have the obligation to subscribe for, Ordinary Shares for an aggregate subscription amount of up to $1.0 billion (the “Commitment Amount”), at any time during the commitment period of 36 months from the Effective Date (each such occurrence, an “Advance”), subject to the restrictions and satisfaction of the conditions in the Purchase Agreement.

Each Ordinary Share to be issued to Yorkville from time to time under the Purchase Agreement will be issued at 97.5% of the Market Price (as defined below) for the trading day on which an Advance notice (each such notice, an “Advance Notice”) is delivered by the Company to Yorkville, commencing upon confirmation of such receipt by Yorkville and ending at 4:00 p.m. New York City time on that same trading day (“Pricing Period”). “Market Price” is defined as the volume weighted average trading price of the Ordinary Shares on the Nasdaq Stock Market (“Nasdaq”) during the relevant Pricing Period. In connection with an Advance, if the total trading volume of the Company’s Ordinary Shares on Nasdaq during the applicable Pricing Period is below the Volume Threshold (as defined below), the number of Ordinary Shares issued and sold pursuant to such Advance Notice will be reduced to the greater of (a) 30% of the trading volume during such period, or (b) the number of Ordinary Shares sold by Yorkville, but in each case not to exceed the amount requested in the Advance Notice. The “Volume Threshold” means a number of Ordinary Shares equal to the quotient of (a) the number of Ordinary Shares requested to be sold by the Company in an Advance Notice divided by (b) 0.30. There is no limit on the timing or frequency with which the Company may deliver to Yorkville an Advance Notice, provided that the Company shall have delivered all Ordinary Shares relating to all prior Advance Notices before issuing a new Advance Notice.

The Advances are subject to certain limitations, including that Yorkville will not be obligated to (a) subscribe for or acquire any Ordinary Shares which, when aggregated with all other Ordinary Shares beneficially owned by Yorkville under the Purchase Agreement, would result in the beneficial ownership of more than 4.99% of the then outstanding voting power or number of Ordinary Shares at the time of an Advance (the “Ownership Limitation”), or (b) acquire since the Effective Date under the Purchase Agreement more than 19.99% of the aggregate number of Ordinary Shares issued and outstanding (i.e. 96,891,594 Ordinary Shares), subject to certain adjustments (the “Exchange Cap”). The Exchange Cap will not apply under certain circumstances, including, (a) where the Company has obtained shareholder approval for issuances of Ordinary Shares in excess of the Exchange Cap in accordance with the rules of Nasdaq or where such issuances do not require shareholder approval under Nasdaq’s “minimum price rule” or (b) if the Company takes actions to adopt a home country practice that would allow the Company to issue Ordinary Shares pursuant to the Purchase Agreement without regard to the limitations imposed by Nasdaq Rule 5635(d). In addition, an Advance cannot exceed the number of Ordinary Shares registered for resale by Yorkville under a resale registration statement then in effect.

In connection with entry into the Purchase Agreement, the Company agreed to pay Yorkville a structuring fee in the amount of $25,000. In addition, as consideration for Yorkville’s subscription commitment, the Company will pay a commitment fee equal to 0.20% of the Commitment Amount (the “Commitment Fee”) in the form of 159,236 Ordinary Shares, which is based on the closing price of the Webull Class A Ordinary Shares on Nasdaq on the Effective Date (the “Commitment Shares”). The Commitment Shares shall be issued to Yorkville within three business days from the Effective Date.

The Purchase Agreement will terminate automatically on the earlier of July 1, 2028 or when Yorkville has subscribed for Ordinary Shares equal to the Commitment Amount in accordance with the terms of the Purchase Agreement. In addition, the Company has the right to unilaterally terminate the Purchase Agreement upon two trading days’ prior written notice to Yorkville, provided that (i) there are no outstanding Advance Notices under which Ordinary Shares have yet to be issued, and (ii) the Company has paid all amounts owed to Yorkville pursuant to the Purchase Agreement, including the Commitment Fee. Yorkville has covenanted not to engage in any direct or indirect short selling of Ordinary Shares during the term of the Purchase Agreement.

This Report on Form 6-K (this “Report”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Ordinary Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Purchase Agreement contains customary representations, warranties, covenants, closing conditions and indemnification provisions. Sales of Ordinary Shares under the Purchase Agreement may commence only after certain conditions have been satisfied, including the effectiveness of a resale registration statement on Form F-1 to be filed by the Company covering the resale of the Ordinary Shares issued or to be sold by the Company to Yorkville under the Purchase Agreement.

The proceeds from the sale of the Ordinary Shares by the Company to Yorkville shall be used by the Company in the manner as will be set forth in the Prospectus included in any registration statement (and any post-effective amendment thereto) and any Prospectus Supplement thereto filed pursuant to the Purchase Agreement.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, the form of which is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

This Report and Exhibits 99.1 and 99.2 to this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as otherwise expressly stated in such future filing.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits
99.1	Press Release, dated July 3, 2025.
99.2	Standby Equity Purchase Agreement, dated July 1, 2025, by and between Webull Corporation and YA II PN, Ltd.

Forward-Looking Statements

This Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this report or other statements of the Company are forward-looking statements, including statements related to the sales and offering proceeds in connection with the execution of the Purchase Agreement. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “predict,” “potential,” “seek,” “future,” “propose,” “continue,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology.

All forward-looking statements are based upon current estimates and forecasts and reflect the reasonable views, assumptions, expectations, and opinions of the Company and its management as of the date of this report, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to the Company and its management and could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Some of these factors include, but are not limited to: (1) the ability of the Company to grow and manage growth profitably, maintain relationships and deepen engagement with users, customers and suppliers, and retain its management and key employees; (2) the reliance of key functions of the Company’s business on third-parties and the risk that the Company’s platform and systems rely on software and applications that are highly technical and may contain undetected errors that could result in unexpected network interruptions, failures, security breaches, or computer virus attacks; (3) the risks associated with the Company’s global operations and continued global expansion, including, but not limited to, the risks related to complex or constantly evolving political or regulatory environments that may result in substantial costs or require adverse changes to the Company’s business practices; (4) the Company’s estimates of expenses and costs, of profitability or of other operational and financial metrics as well as the Company’s expectations regarding demand for and market acceptance of its products and service; (5) the Company’s reliance on trading related income, including payment for order flow (“PFOF”), and the risk of new regulation or bans on PFOF and similar practices; (6) the Company’s exposure to fluctuations in interest rates, rapidly changing interest rate environments, volatile prices of securities and digital assets and their respective trading volumes; (7) the Company’s reliance on a limited number of market makers and liquidity providers to generate a large portion of its revenues, and the negative impact of the loss of any of those market makers or liquidity providers; (8) the effects of competition in the Company’s industry and the Company’s need to constantly innovate and invest in new markets, products, technologies or services to retain, attract and deepen engagement with users; (9) changes in international trade policies and trade disputes that could result in tariffs, taxes or other protectionist measures adversely affecting our business; (10) risks related to general political, economic and business conditions globally and in jurisdictions where the Company operates; (11) risk of further actions taken by various government bodies in the United States that have made the Company the subject of inquiries and investigations relating to concerns about our connections to China; (12) the risk that the failure to protect customer data and privacy or to prevent security breaches relating to the Company’s platform could result in economic loss, damage to its reputation, deter customers from using its products and services, and expose it to legal penalties and liability; (13) risks related to the Company’s need as a regulated financial services company to develop and maintain effective compliance and risk management infrastructures as well as to maintain capital levels required by regulators and self-regulatory organizations; (14) the ability to meet, or continue to meet, stock exchange listing standards; (15) the possibility of adverse developments in pending or new litigation and regulatory investigations; (16) our ability to meet conditions precedents to issue Ordinary Shares to Yorkville under the Purchase Agreement and the fact that there can be no guarantee of how many Ordinary Shares will be sold under the Purchase Agreement, if any at all; (17) risks related to significant disruptions in the cryptocurrency market that negatively impacts user engagement with cryptocurrency trading on our platform; (18) political, regulatory or economic changes that affect cryptocurrencies, including changes in the governance of a cryptocurrency; and (19) other risks and uncertainties that are more fully described in filings made, or to be made, by the Company with the SEC, including in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s filings with the SEC. The foregoing list of factors is not exhaustive. Reported results should not be considered an indication of future performance. There may be additional risks that the Company and its management presently do not know about or that the Company and its management currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In light of these factors, risks and uncertainties, the forward-looking events and circumstances discussed in this report may not occur, and any estimates, assumptions, expectations, forecasts, views or opinions set forth in this report should be regarded as preliminary and for illustrative purposes only and accordingly, undue reliance should not be placed upon the forward-looking statements. The Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBULL CORPORATION

Date: July 3, 2025	By:	/s/ Anquan Wang
	Name:	Anquan Wang
	Title:	Chief Executive Officer

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